EXHIBIT 99.2

GRAND TOYS INTERNATIONAL LIMITED

Suite 1501, 15th Floor, Chinachem Golden Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

(Nasdaq: GRIN)

www.grand.com

Contact:

David C.W. Howell

Chief Financial Officer

E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES FINANCIAL RESULTS

FOR THE SIX MONTHS ENDING JUNE 30, 2007

Hong Kong – December 20, 2007. Grand Toys International Limited (Nasdaq: GRIN) today announced its financial results for the six months ended June 30, 2007. Net sales for the six months ended June 30, 2007 were $47.0 million, as compared to net sales of $56.4 million for the comparable prior-year period, representing a 16.8% decrease in net sales. Gross profit margin dropped from 25.4% to 17.6% due to lower utilization of fixed costs in our China factories as a result of lower volumes. Operating expenses increased as a result of increased selling and distribution costs in our US toy distribution business due to an increase in sales in that business. The reported net loss for the six months ended June 30, 2007 was $(8.9) million, or $(0.48) per ADS as compared to a $(2.7) million net loss for the six month period ended June 30, 2006, or $(0.16) per ADS. As a foreign private issuer, our interim financials are not required to be and have not been formally reviewed by our auditors.

Jeff Hsieh, Chairman and Chief Executive Officer of Grand, stated, “The first half of every year is a tough period for Grand due to the seasonal nature of our businesses. In particular, our China based printing company had a disappointing six months, as compared to the first six months of 2006, primarily due to the reduction of business with a major telecommunications products customer, increased expenses associated with the general inflation in China and increases in our costs for Remninbi-based expenses due to the appreciation of the Renminbi relative to US dollars.”

“On the positive side, International Playthings continues to have strong performance this year and I am pleased with the improvements we are making with corporate cost controls and the movement of all corporate management to Asia, which we expect will be reflected fully in our 2008 results.”

About Grand Toys International Limited: Grand Toys International Limited is a reorganized company resulting from the acquisition of Playwell International Limited in August 2004,

Grand Toys International Limited

International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand, through its Hong Kong and US operating subsidiaries, distributes toy and toy related products; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand’s operating subsidiaries have been in continuous operation for up to 45 years.

Additional information on Grand can be found on its website at www.grand.com. Additional information on Hua Yang can be found on www.huayangprinting.com. Additional information on Kord can be found on www.kordparty.com. Additional information on International Playthings, Inc. can be found on its website at www.intplay.com.

The statements contained in this press release that are not purely historical, including statements about the effects of our corporate cost control actions and movement of management, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “believes”, “anticipates”, “plans”, “expects”, “intend”, “will”, “goal” and similar expressions are intended to identify forward-looking statements. These statements are based on the current expectations of the Company’s management and upon information available to the Company as of the date of this press release and are subject to changes in circumstances. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ materially from those set forth in the release due to risks and uncertainties inherent in the Company’s business. Factors that might cause such differences include, but are not limited to, the risks and uncertainties detailed in our filings with the Securities and Exchange Commission. Readers of this release are referred to our Annual Report on Form 20-F for the year ended December 31, 2006 for further discussion of these and other factors that could affect future results. The forward-looking statements contained in this news release are made as of the date hereof and the Company assumes no obligation to update for actual results or to update the reasons why actual results could differ materially from those projected in the forward-looking statements. You are cautioned not to place undue reliance upon any such forward-looking statements.

Grand Toys International Limited

Grand Toys International Limited

Consolidated Statements of Operations (in US$000 except per ADS data) (unaudited)

	Six months ended June 30, 2007	Six months ended June 30, 2006
		(Restated)
Net sales	$ 46,954	$ 56,448
Cost of goods sold	(38,668)	(42,113)
Gross profit	8,286	14,335
Gross profit %	17.6%	25.4%
Selling, general and administrative expenses	(14,429)	(13,467)
Depreciation and amortization	(811)	(1,180)
Operating loss	(6,954)	(312)
Operating loss %	(14.8%)	(0.6%)
Interest expense, net	(1,173)	(1,175)
Other income	638	723
Loss before tax	(7,489)	(764)
Income tax	12	(43)
Loss from continuing operations	(7,477)	(807)
Loss from continuing operations %	(15.9%)	(1.4%)
Net loss from discontinued operations	-	(450)
Dividends	(1,391)	(1,395)
Net loss available to ADS holders	$ (8,868)	$ (2,652)
Basic and diluted loss per American Depositary Shares ("ADS"):		
Net loss from continuing operations	$ (0.48)	$ (0.13)
Net loss from discontinued operations	-	(0.03)
Net loss available to ADS holders	$ (0.48)	$ (0.16)
Weighted average ADS outstanding (in 000's):		
Basic	18,456	16,311
Diluted	50,419	48,263